As filed with the Securities and Exchange Commission on February 28, 2011.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PALMETTO BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

South Carolina	74-2235055
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

306 East North Street,

Greenville, South Carolina 29601

(800) 725-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Roy D. Jones

306 East North Street,

Greenville, South Carolina 29601

(800) 725-2265

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Neil E. Grayson

John M. Jennings

Nelson Mullins Riley & Scarborough LLP

104 South Main Street, Suite 900

Greenville, South Carolina 29601

(864) 250-2235

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	2,616,124 shares	$2.70	$7,063,534.80	$820.08

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the bid and asked price of the registrant’s common stock on February 18, 2011, as reported by the Pink OTC Markets, Inc.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

STATEMENT PURSUANT TO RULE 429(b)

Pursuant to Rule 429 under the Securities Act of 1933 (the “Securities Act”), the prospectus included in this registration statement relates to (i) 2,616,124 shares of the registrant’s common stock issued in a private placement transaction on January 28, 2011 that are being registered for resale by the selling shareholders on this Form S-3 Registration Statement (this “Registration Statement”), and (ii) 39,709,709 shares of the registrant’s common stock previously registered but not sold under the Form S-1 Registration Statement (Commission file no. 333-169840), which became effective by the Securities and Exchange Commission (the “Commission”) on November 23, 2010 (the “2010 Registration Statement”). This Registration Statement, which is a new registration statement, also constitutes, upon effectiveness, a post-effective amendment to the 2010 Registration Statement. Such post-effective amendment shall become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of, and Rule 429 under, the Securities Act. A registration fee of $7,366.02 was paid in connection with the registration of the shares of common stock on the 2010 Registration Statement. If any such previously registered securities are or have been sold under the 2010 Registration Statement prior to the effective date of this Registration Statement, they will not be included in the prospectus included in this Registration Statement.

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling shareholders cannot sell these securities under that registration statement until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 28, 2011

PROSPECTUS

PALMETTO BANCSHARES, INC.

42,325,833 Shares of Common Stock

This prospectus covers the offer and resale of up to 42,325,833 shares of our common stock by the selling shareholders identified on page 19 of this prospectus. Of these shares: (i) 39,709,709 shares were issued to the selling shareholders in a private placement transaction consummated on October 7, 2010, and (ii) 2,616,124 shares were issued to selling shareholders in a private placement transaction consummated on January 28, 2011. We will not receive any of the proceeds from the sales of shares by the selling shareholders.

The selling shareholders may offer and sell the shares from time to time at a price between $2.00 and $6.00 per share until our shares are listed on a national securities exchange or quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices.

Our common stock is not listed on any national securities exchange or quoted on the OTC Bulletin Board. Our common stock is, however, quoted on the Pink OTC Markets, Inc. (the “Pink Sheets”) under the symbol “PLMT.PK”. Although our common stock is quoted on the Pink Sheets, there is currently only a limited public trading market of our common stock and private trading of our common stock has also been limited. The last reported closing sale price of our common stock on the Pink Sheets was $2.65 per share on February 18, 2011.

Our principal executive offices are located at 306 East North Street, Greenville, South Carolina, and our telephone number is (800) 725-2265.

An investment in our common stock involves risks. See “Risk Factors” beginning on page 4 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation.

The date of this prospectus is                     , 2011

Prospectus

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof, as the case may be.

PROSPECTUS SUMMARY

To understand this offering and its consequences to you, you should read the following summary along with the more detailed information as well as our consolidated financial statements and the notes to those statements set forth or incorporated by reference into this prospectus. Before making an investment decision, you should read the entire prospectus and the information incorporated into this prospectus, especially the information presented under the heading “Risk Factors.” In this prospectus, the words “we,” “us,” “our” and similar terms refer to Palmetto Bancshares, Inc. and its wholly owned subsidiary, The Palmetto Bank (which we refer to as our “bank”), on a consolidated basis, unless the context provides otherwise.

Palmetto Bancshares, Inc.

We are a bank holding company headquartered in Greenville, South Carolina. Through our bank, we provide a broad array of commercial banking, consumer banking, trust and investment management, brokerage and insurance services throughout our primary market area of northwest South Carolina.

Through our bank, we offer consumer banking services, including checking and savings accounts, installment lending, credit cards, residential mortgage, auto sales finance, and internet banking. Our commercial banking services include commercial, real estate, and tax exempt lending, business deposit accounts, cash management, and merchant services. The trust and investment management services include brokerage and insurance. Palmetto Capital, Inc., a wholly-owned subsidiary of the bank, maintains separate investment office locations and provides brokerage services relating to stocks, treasury and municipal bonds, mutual funds, insurance annuities, as well as college and retirement planning through a third party arrangement with Raymond James.

Private Placements of Our Common Stock

On October 7, 2010, we consummated a private placement transaction pursuant to which we issued 39,975,980 shares of our common stock at $2.60 per share. Subsequently, on January 28, 2011, we consummated a private placement transaction pursuant to which we issued 2,616,124 shares of our common stock at $2.60 per share. The institutional investors who purchased shares of our common stock in these private placements were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933 (the “Securities Act”). The institutional investors that participated in these private placements are the selling shareholders referred to herein.

Recent Developments

Regulatory Developments. We and the bank are subject to periodic examination by various regulatory agencies. In November 2009, the Federal Deposit Insurance Corporation (the “FDIC”) and the South Carolina State Board of Financial Institutions (the “State Board” and together with the FDIC, the “Supervisory Authorities”) conducted their annual joint examination of the bank. Beginning in October 2009, our Board of Directors and the Regulatory Oversight Committee of the Board of Directors met periodically with the FDIC to receive status reports on the examination, and the Board received the final report of examination in April 2010. Effective June 10, 2010, the bank agreed to the issuance of a Consent Order with the Supervisory Authorities (the “Consent Order”). For a summary of the requirements of the Consent Order and the bank’s status on complying with the Consent Order, see our Annual Report on Form 10-K for the period ended December 31, 2010, filed with the SEC on February 28, 2011, which is incorporated herein by reference.

We intend to take all actions necessary to enable our bank to comply with the requirements of the Consent Order, and as of the date hereof we have submitted all documentation required as of this date to the Supervisory Authorities. There can be no assurance that our bank will be able to comply fully with the provisions of the Consent Order, and the determination of our compliance will be made by the Supervisory Authorities. However, we believe we are currently in compliance with all provisions of the Consent Order except for the provision of the Consent Order that requires reductions of criticized assets of specified percentages by certain dates, with the first date being December 7, 2010, when a 25% ($56.7 million) reduction in criticized assets was required based on September 30, 2009 balances. We reduced our criticized assets by more than the amount necessary to meet the December 7, 2010 deadline. Our next incremental deadline, June 5, 2011, requires a 45% ($102.0 million) reduction in criticized assets from the September 30, 2009 balances. As of the date hereof, we have already reduced our criticized assets by more than 45%. Failure to meet the requirements of the Consent Order could result in additional regulatory requirements, which could ultimately lead to our bank being taken into receivership by the FDIC.

Recent Legislation. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) into law. This new legislation makes extensive changes to the laws regulating financial products and services as well as firms and companies offering financial products and services. The legislation requires substantial rulemaking and mandates numerous additional studies, the results of which could impact future legislative and regulatory action.

While we are evaluating the specific impact this new legislation will have on our current and future operations, we have identified several areas of operation that will be affected. For example, the Dodd-Frank Act amends the manner for calculating the assessment base for deposit insurance premiums paid to the FDIC. The legislation also requires the federal banking agencies to issue new rules to implement new minimum leverage and risk-based capital requirements for insured depository institutions that are no less stringent than those adopted by the FDIC for purposes of prompt corrective action requirements. On February 7, 2011, the FDIC adopted a final rule pursuant to these provisions. Among other things, the final rule changes the assessment base from adjusted domestic deposits to average consolidated total assets minus average tangible equity. On January 25, 2011, the SEC adopted a final rule regarding the requirement that company conduct a separate shareholder advisory vote to approve the compensation of executives as well as a vote on how often shareholder advisory votes on executive compensation will occur. The final rule also requires companies soliciting shareholder votes to approve a merger or acquisition transaction to provide disclosure of certain “golden parachute” compensation arrangements and, in certain cases, to conduct a separate shareholder advisory vote to approve these compensation arrangements.

In addition, the Dodd-Frank Act establishes the Consumer Financial Protection Bureau (the “Bureau”) as a new, independent federal agency, which will have broad rulemaking, supervisory, and enforcement authority over financial institutions providing consumer financial products and services. Examples of such products and services include deposit products, residential mortgages, home-equity loans, and credit cards. Under the Dodd-Frank Act, states are permitted to adopt more stringent consumer protection laws, and state attorneys general can enforce those laws as well as consumer protection rules issued by the Bureau.

The Offering

This prospectus covers the resale of up to a total of 42,325,833 shares of our common stock, consisting of (i) 39,709,709 shares of our common stock issued in a private placement transaction consummated on October 7, 2010, and (ii) 2,616,124 shares of our common stock issued in a private placement transaction consummated on January 28, 2011, by the selling shareholders identified on page 19 of this prospectus.

Common stock offered by the selling shareholders	42,325,833 shares of common stock as of February 22, 2011.

Selling Shareholders	See “Selling Shareholders” beginning on page 19.

Common stock outstanding	50,513,722 shares as of February 22, 2011.

Use of proceeds	All proceeds of this offering will be received by the selling shareholders for their own accounts. See “Use of Proceeds” on page 17.

Market for Common Stock	Our common stock is not listed on any national securities exchange or quoted on the OTC Bulletin Board. Our common stock is, however, quoted on the Pink Sheets under the symbol “PLMT.PK”. Although our common stock is quoted on the Pink Sheets, there is only a limited public trading market of our common stock and private trading of our common stock has also been limited.

Risk Factors	You should read the “Risk Factors” beginning on page 4, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before investing in shares of our common stock.

Corporate Information

Our principal executive offices are located at 306 East North Street, Greenville, South Carolina, 29601, and our telephone number is (800) 725-2265. Information on our website, www.palmettobank.com, is not incorporated herein by reference and is not part of this prospectus.

RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. Additional risks not presently known to us or that we currently believe to be less significant may also adversely affect our business, financial condition and results of operations, perhaps materially.

You should not place undue reliance on any forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to update any forward-looking statement.

Risks Related to our Business

We have entered into a Consent Order under which our regulators will require us to take certain actions.

In November 2009, the FDIC and the State Board conducted their annual joint examination of the bank. As a result of the examination, the bank agreed to the issuance of the Consent Order, effective June 10, 2010, with the FDIC and the State Board. The Consent Order seeks to enhance the bank’s existing practices and procedures in the areas of credit quality, liquidity, earnings, capital, and other areas.

In response to the company’s negative financial results and in preparation for the Supervisory Authorities’ annual joint examination, in June 2009 our Board of Directors and management adopted and began executing a proactive and aggressive Strategic Project Plan (the “Plan”) to address the issues related to credit quality, liquidity, earnings, and capital. Since June 2009, our Board of Directors and management have been, and continue to be, keenly focused on executing the Plan and, through execution of this Plan, have already complied with numerous requirements of the Consent Order. Specific to the capital requirements of the Consent Order, on October 7, 2010 we consummated the private placement transaction pursuant to which we issued 39,975,980 shares of our common stock at $2.60 per share for an aggregate purchase price of approximately $103.9 million, which resulted in the company and the bank being categorized as “well capitalized.”

We intend to take all actions necessary to enable the bank to comply with the requirements of the Consent Order, and as of the date hereof we have submitted all documentation required as of this date to the Supervisory Authorities. There can be no assurance that the bank will be able to comply fully with the provisions of the Consent Order, and the determination of our compliance will be made by the Supervisory Authorities. However, we believe we are currently in compliance with all provisions of the Consent Order except for the requirement to reduce the total amount of our criticized assets at September 30, 2009 by a total of 75% by May 30, 2012. The Consent Order requires a reduction in criticized assets by specified percentages by certain dates, with the first date being December 7, 2010 when a 25% ($56.7 million) reduction in criticized assets was required. We reduced our criticized assets by more than the amount necessary to meet the December 7, 2010 deadline. Our next incremental deadline, June 5, 2011, stipulates a 45% ($102.0 million) reduction in criticized assets from the September 30, 2009 balances. As of February 22, 2011, we have reduced our criticized assets by 53.2% ($114.9 million). Failure to meet the requirements of the Consent Order could result in additional regulatory requirements, which could ultimately lead to the bank being taken into receivership by the FDIC. In addition, the Supervisory Authorities may amend the Consent Order based on the results of their ongoing examinations.

We may have higher loan losses than we have allowed for in our allowance for loan losses.

Our actual loan losses could exceed our allowance for loan losses and therefore our historic allowance for loan losses may not be adequate. As of December 31, 2010, approximately 66.8% of our loan portfolio, including commercial loans held for sale, was secured by commercial real estate. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting borrower credit.

In September 2010, we decided to market for sale commercial loans totaling $90.9 million at September 30, 2010, of which $66.2 million remain in the commercial loans held for sale portfolio at December 31, 2010. As part of the marketing process, we evaluate the bids received on a loan by loan basis. In general, we believe potential buyers are making bids at heavily discounted prices given the need for the banking industry in general and our company in particular to deleverage commercial real estate assets. We believe this was particularly true in the fourth quarter of 2010 as banks sought to rid themselves of problem assets prior to year end. In many cases, we have not accepted such discounted bids. In certain cases, however, we are making the strategic decision to sell assets at amounts less than their recorded book values to continue to reduce our criticized assets as required by the Consent Order and to reduce our commercial real estate concentration. During the fourth quarter of 2010, we sold five loans, representing two relationships, with a gross book value of $10.4 million for a recorded loss of $3.5 million. During the fourth quarter of 2010, we transferred $6.0 million of commercial loans held for sale back to loans held for investment, as our intentions with respect to these loans had changed. We are continuing our efforts to sell the remaining loans held for sale. At December 31, 2010, we had commercial loans held for sale aggregating $66.2 million, of which $2.0 million were under contract for sale and expected to close in the first quarter 2011. Writedowns of $1.1 million were recorded in the fourth quarter 2010 to reduce the value of these loans to the contract value less estimated costs to sell.

There can be no assurances that the loans will be sold, or that the bids offered will be at the currently recorded balances. Accordingly, to the extent that we accept bids for these loans, we may receive significantly less than the current net carrying amount of the loans and incur a corresponding loss on any such loan sales, which would result in incremental losses.

We have a concentration of credit exposure in commercial real estate and a downturn in commercial real estate could adversely affect our business, financial condition, and results of operations.

At December 31, 2010, 66.8% of our loan portfolio, including commercial loans held for sale, was secured by commercial real estate. Loans secured by commercial real estate are generally viewed as having more risk of default than loans secured by residential real estate or consumer loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers, the accuracy of the estimate of the property’s value at completion of construction, and the estimated cost of construction. Such loans are generally more risky than loans secured by residential real estate or consumer loans because those loans are typically not secured by real estate collateral. An adverse development with respect to one lending relationship can expose us to a significantly greater risk of loss compared with a single-family residential mortgage loan because we typically have more than one loan with such borrowers. Additionally, these loans typically involve larger loan balances to single borrowers or groups of related borrowers compared with single-family residential mortgage loans. Therefore, the deterioration of one or a few of these loans could cause a significant decline in the related asset quality. In addition, many economists believe that deterioration in income producing commercial real estate is likely to worsen as vacancy rates continue to rise and absorption rates of existing square footage and/or units continue to decline. Because of the general economic slowdown we are currently experiencing, these loans represent higher risk and could result in a sharp increase in loans charged-off and could require us to significantly increase our allowance for loan losses, which could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

At December 31, 2010, approximately 88.6% of our loans, including commercial loans held for sale, had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. We have identified credit concerns with respect to certain loans in our loan portfolio which are primarily related to the downturn in the real estate market. The real estate market has been substantially impacted by the current economic environment, increased levels of inventories of unsold homes, and higher foreclosure rates. As a result, property values for this type of collateral have declined substantially and market appraisal assumptions continue to trend downward significantly. These loans carry a higher degree of risk than long-term financing of existing real estate since repayment is dependent on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Slow housing conditions have affected some of these borrowers’ ability to sell the completed projects in a timely manner, and we believe that these trends are likely to continue. In some cases, this downturn has resulted in a significant impairment to the value of our collateral and our ability to sell the collateral upon foreclosure. As a result, we incurred substantially higher charge-offs in 2009 and 2010 and increased our allowance for loan losses during these periods to address the probable credit risks inherent within our loan portfolio. Further deterioration in the South Carolina real estate market may cause us to adjust our opinion of the level of credit quality in our loan portfolio. Such a determination may lead to an additional increase in our provisions for loan losses, which could also adversely impact our business, financial condition, and results of operations.

Recent legislation and administrative actions authorizing the U.S. government to take direct actions within the financial services industry may not stabilize the U.S. financial system.

Under the Emergency Economic Stabilization Act of 2008 (the “EESA”), which was enacted on October 3, 2008, the U.S. Treasury has the authority to, among other things, invest in financial institutions and purchase up to $700 billion of troubled assets and mortgages from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Under the U.S. Treasury’s Capital Purchase Program, the U.S. Treasury committed to purchase up to $250 billion of preferred stock and warrants in eligible institutions. The EESA also temporarily increased FDIC deposit insurance coverage to $250,000 per depositor through December 31, 2009, which was recently permanently increased to $250,000 under the Dodd-Frank Act.

On February 10, 2009, the U.S. Treasury announced the Financial Stability Plan which, among other things, provides a forward-looking supervisory capital assessment program that is mandatory for banking institutions with over $100 billion of assets and makes capital available to financial institutions qualifying under a process and criteria similar to the CPP. In addition, the American Recovery and Reinvestment Act of 2009 (the “ARRA”) was signed into law on February 17, 2009, and includes, among other things, extensive new restrictions on the compensation and governance arrangements of financial institutions.

On July 21, 2010, the President signed into law the Dodd-Frank Act, a comprehensive regulatory framework that will affect every financial institution in the U.S. While we are evaluating the specific impact this new legislation will have on our current and future operations, we have identified several areas of operation that will be affected. For example, the Dodd-Frank Act amends the manner for calculating the assessment base for deposit insurance premiums paid to the FDIC. The legislation also requires the federal banking agencies to issue new rules to implement new minimum leverage and risk-based capital requirements for insured depository institutions that are no less stringent than those adopted by the FDIC for purposes of prompt corrective action requirements. On February 7, 2011, the FDIC adopted a final rule pursuant to these provisions. Among other things, the final rule changes the assessment base from adjusted domestic deposits to average consolidated total assets minus average tangible equity. On January 25, 2011, the SEC adopted a final rule regarding the requirement that companies conduct a separate shareholder advisory vote to approve the compensation of executives as well as a vote on how often shareholder advisory votes on executive compensation will occur. The final rule also requires companies soliciting shareholder votes to approve a merger or acquisition transaction to provide disclosure of certain “golden parachute” compensation arrangements and, in certain cases, to conduct a separate shareholder advisory vote to approve these compensation arrangements.

The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity, and leverage requirements or otherwise adversely affect our business. In particular, the potential impact of the Dodd-Frank Act on our operations and activities, both currently and prospectively, include, among others:

•	a reduction in our ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;

•	increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

•	the limitation on our ability to raise capital through the use of trust preferred securities as these securities may no longer be included as Tier 1 capital going forward; and

•	the limitation on our ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

Numerous actions have been taken by the U.S. Congress, the Federal Reserve, the U.S. Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that followed the sub-prime mortgage crisis that commenced in 2007, including the Financial Stability Program adopted by the U.S. Treasury. We cannot predict the actual effects of EESA, ARRA, the Dodd-Frank Act, and various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the economy, the financial markets, or on us. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions, could materially and adversely affect our business, financial condition, results of operations, and the price of our common stock.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of continued uncertainty in 2011. As a result of this “credit crunch,” commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. Bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our decisions regarding credit risk and allowance for loan losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We attempt to maintain an appropriate allowance for loan losses to provide for inherent losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

•	evaluations of the collectability of loans in our portfolio, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio;

•	economic conditions that may impact the overall loan portfolio or an individual borrower’s ability to repay;

•	the amount and quality of collateral securing the loans;

•	our historical loan loss experience, and

•	borrower and collateral specific considerations for loans individually evaluated for impairment.

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income (or increase in our net loss), and possibly our capital.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Continuation of the economic downturn could reduce our customer base, our level of deposits, and demand for financial products such as loans.

Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our markets. The current economic downturn has negatively affected the markets in which we operate and, in turn, the quality of our loan portfolio. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally remain unfavorable, our business may not succeed. A continuation of the economic downturn or prolonged recession would likely result in the continued deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 91.1% of our interest income for the year ended December 31, 2009, and 92.5% for the year ended December 31, 2010. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled. Moreover, in many cases the value of real estate or other collateral that secures our loans has been adversely affected by the economic conditions and could continue to be negatively affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A continued economic downturn could, therefore, result in losses that materially and adversely affect our business.

Liquidity risks could affect operations and jeopardize our financial condition.

The goal of liquidity management is to ensure that we can meet customer loan requests, customer deposit maturities and withdrawals, and other cash commitments under both normal operating conditions and under unpredictable circumstances of industry or market stress. To achieve this goal, our Asset/Liability Committee establishes liquidity guidelines that require sufficient asset-based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding sources.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, borrowings, the sale of securities or loans, issuance of additional equity securities, and other sources could have a substantial negative impact on our liquidity. Our access to funding sources in amounts adequate to finance our activities and with terms acceptable to us could be impaired by factors that impact us specifically or the financial services industry in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as the current disruption in the financial markets and negative views and expectations about the prospects for the financial services industry as a result of the continuing turmoil and deterioration in the credit markets.

Historically, we have relied on traditional and nontraditional deposits, advances from the Federal Home Loan Bank (the “FHLB”), funding from correspondent banks, and other borrowings to fund our operations. As a result of negative financial performance indicators, some of the bank’s various sources of liquidity are now restricted. The bank’s credit risk rating at the FHLB has been negatively impacted, resulting in more restrictive borrowing requirements. During most of 2010, the FHLB would not allow us to borrow incremental advances; however, in December 2010, the FHLB informed us that our contingent funding ability had been restored up to 10% of our total assets based on meeting certain collateral requirements. In addition, the maximum maturity for Federal Reserve Discount Window borrowings is overnight. Any future potential borrowings from the Federal Reserve Discount Window are at the secondary credit rate and must be used for operational issues, and the Federal Reserve has the discretion to deny approval of borrowing requests.

We actively monitor the depository institutions that hold our federal funds sold and due from banks cash balances. We cannot provide assurances that access to our cash and cash equivalents and federal funds sold will not be impacted by adverse conditions in the financial markets. Our emphasis is primarily on safety of principal, and we diversify cash, due from banks, and federal funds sold among counterparties to minimize exposure relating to any one of these entities. We routinely review the financials of our counterparties as part of our risk management process. Balances in our accounts with financial institutions in the U.S. may exceed the FDIC insurance limits. While we monitor and adjust the balances in our accounts as appropriate, these balances could be impacted if the correspondent financial institutions fail.

Due to the Consent Order, we may not accept brokered deposits unless a waiver is granted by the FDIC. Although we currently do not utilize brokered deposits as a funding source, if we were to seek to begin using such funding source, there is no assurance that the FDIC will grant us the approval when requested. These restrictions could have a substantial negative impact on our liquidity. Additionally, we would normally be restricted from offering an effective yield on deposits of more than 75 basis points over the national rates published by the FDIC weekly on their website. However, on April 1, 2010, we were notified by the FDIC that they had determined that the geographic areas in which we operate were considered high-rate areas. Accordingly, we are able to offer interest rates on deposits up to 75 basis points over the prevailing interest rates in our geographic areas. This high-rate determination, as confirmed by the FDIC on December 27, 2010, is effective for calendar year 2011 as well.

There can be no assurance that our sources of funds will be adequate for our liquidity needs, and we may be compelled to seek additional sources of financing in the future. Specifically, we may seek additional debt in the future to achieve our business objectives. There can be no assurance that additional borrowings, if sought, would be available to us or, if available, would be on favorable terms. Bank and holding company stock prices have been negatively impacted by the recent adverse economic conditions, as has the ability of banks and holding companies to raise capital or borrow in the debt markets. If additional financing sources are unavailable or not available on reasonable terms, our business, financial condition, results of operations, cash flows, and future prospects could be materially adversely impacted.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

The bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC (the “DIF”) and are subject to deposit insurance assessments to maintain the deposit insurance. As an FDIC-insured institution, we are required to pay quarterly deposit insurance premium assessments to the FDIC.

Due to the failures of several unaffiliated FDIC-insured depository institutions, and the FDIC’s new Temporary Liquidity Guarantee Program, the deposit insurance premium assessments paid by all banks have increased. In addition to the increases to deposit insurance assessments approved by the FDIC, the bank’s risk category also changed as of June 30, 2009, as a result of the risk-based capital ratios which also increased the bank’s premium assessments. The FDIC assessed a 5-basis point special assessment which was paid in September 2009. Also in September 2009, the FDIC adopted a Notice of Proposed Rulemaking to require insured financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for 2010, 2011 and 2012. We applied for and received an exemption to the prepayment assessment. The FDIC also voted to adopt a uniform three-basis point increase in assessment rates effective on January 1, 2011. The FDIC has also indicated that it intends to propose changes to the deposit insurance premium assessment system that will shift a greater share of any increase in such assessments onto institutions with higher risk profiles. Amendments to the Federal Deposit Insurance Act by the Dodd-Frank Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to the DIF will be calculated. Under the amendments, the assessment base will no longer be the depository institution’s deposit base, but rather its average consolidated total assets less its average equity. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35 % of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. As a result, we anticipate our future insurance costs to be substantially higher than in previous periods.

Although we cannot predict what the insurance assessment rates will be in the future, further deterioration in either risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

The FDIC may terminate deposit insurance of any insured depository institution if it determines that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. It also may suspend deposit insurance temporarily if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC.

Changes in prevailing interest rates may reduce our profitability.

One of the key measures of our success is our amount of net interest income. Net interest income is the difference between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, particularly the Federal Reserve.

We are subject to interest rate risk because:

•	Assets and liabilities may mature or reprice at different times (for example, if assets reprice faster than liabilities and interest rates are generally falling, net income will initially decline),

•

Assets and liabilities may reprice at the same time but by different amounts (for example, when the general level of interest rates is falling, we may reduce rates paid on transaction and savings deposit accounts by an amount that is less than the general decline in market interest rates),

•	Short-term and long-term market interest rates may change by different amounts (for example, the shape of the yield curve may impact new or repricing loan yields and funding costs differently), and/or

•

The remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change (for example, if long-term mortgage interest rates decline sharply, mortgage-backed securities held in the investment securities available for sale portfolio may prepay significantly earlier than anticipated, which could reduce portfolio income).

Interest rates may also have a direct or indirect impact on loan demand, credit losses, mortgage origination volume, the mortgage-servicing rights portfolio, the value of our pension plan assets and liabilities, and other financial instruments directly or indirectly impacting net income.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

We depend on a limited number of key management personnel. The loss of key personnel could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. As a result, our Board of Directors may have to search outside of the bank for qualified permanent replacements. This search may be prolonged, and we cannot provide assurance that we would be able to locate and hire qualified replacements.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. See also “Risk Factors—Recent negative developments in the financial services industry and the domestic and international credit markets may adversely affect our operations and results.”

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated by the SEC that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. To comply with the Sarbanes-Oxley Act, we have previously hired outside consultants to assist with our internal audit and internal control functions. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act.

We have performed the system and process evaluation and testing required to comply with the management certification for 2010. In the event internal control deficiencies are identified in the future that we are unable to remediate in a timely manner or if we are not able to maintain the requirements of Section 404, we could be subject to scrutiny by regulatory authorities and the trading price of our common stock could decline. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors and regulators could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. We currently anticipate that we will continue to comply with the requirements relating to internal controls and all other aspects of Section 404 within required time frames.

If we were to grow in the future or incur additional credit losses, we may need to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by regulatory authorities, and under terms of the Consent Order, to maintain adequate levels of capital to support our operations. If we grow in the future or incur additional credit losses, we may need to raise additional capital. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot be assured of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital on acceptable terms when needed, our ability to expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, existing shareholder interests could be diluted.

We will face risks with respect to expansion through acquisitions or mergers.

From time to time we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

•	the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;

•

the time and costs of evaluating new markets, hiring or retaining experienced local management, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve our expected benefits of the acquisition within the desired time frame, if at all.

We are not currently eligible to participate in FDIC-assisted acquisitions of assets and liabilities of failed banks, and there can be no assurances that we will be eligible to participate in such acquisitions in the future or that, if we were eligible, we would seek to participate in such acquisitions. However, we may possibly seek opportunities in the future to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. FDIC-assisted acquisitions present the risks of general acquisitions as well as some risks specific to these transactions. Although these FDIC-assisted transactions often provide for FDIC assistance to an acquirer to mitigate certain risks, which may include loss-sharing, where the FDIC absorbs most losses on covered assets and provides some indemnity, we would be subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, without FDIC assistance. Such risks could include, among others, risks associated with pricing such transactions, the risks of loss of deposits and maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these acquisitions provide for limited diligence and negotiation of terms, these transactions may require additional resources and time. For example, we may be required to service acquired problem loans, incur costs related to integration of personnel and operating systems, establish processes to service acquired assets, or raise additional capital, which may be dilutive to our existing shareholders. If we decided to participate in FDIC-assisted acquisitions and were unable to manage these risks, then such acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Our underwriting decisions may materially and adversely affect our business.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio as well as the amount of resulting credit losses.

We are exposed to the possibility of technology failure.

We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of this technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition.

Failure to comply with government regulation and supervision could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation.

Our operations are subject to extensive regulation by federal, state, and local governmental authorities. Given the current disruption in the financial markets, we expect that the government will continue to pass new regulations and laws that will impact us. Compliance with such regulations may increase our costs and limit our ability to pursue business opportunities. Failure to comply with laws, regulations, and policies could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation. While we have policies and procedures in place that are designed to prevent violations of these laws, regulations, and policies, there can be no assurance that such violations will not occur.

If our deferred tax asset continues to remain impaired in the future, our earnings and capital position may continue to be adversely impacted.

Deferred income tax represents the tax impact of the differences between the book and tax basis of assets and liabilities. Deferred tax assets are assessed periodically by us to determine if they are realizable. Factors in our determination include the ability to carry back or carry forward net operating losses and the performance of the business including the ability to generate taxable income from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance against the deferred tax asset must be established with a corresponding charge to income tax expenses.

As of December 31, 2010, prior to any valuation allowance, net deferred tax assets totaling $20.5 million were recorded in the company’s Consolidated Balance Sheets. Based on our projections of future taxable income over the next three years, cumulative tax losses over the previous three years, net operating loss carry forward limitations as discussed below and available tax planning strategies, we recorded a valuation allowance against the net deferred tax asset at December 31, 2010. The private placement that was consummated on October 7, 2010 is considered to be a change in control under the Internal Revenue Service rules. Accordingly, with the assistance of third party specialists, we were required to determine the fair value of the company and our assets for the purpose of evaluating any potential limitation or deferral of our ability to carry forward pre-acquisition net operating losses and to determine the amount of net unrealized built-in losses as of October 7, 2010, which also limits the amount of net operating losses that may be used in the future. As a result of the valuations and tax analysis, we currently estimate that future utilization of net operating loss carry forwards and built-in losses of $46 million generated prior to October 7, 2010 will be limited to $1.1 million per year.

Analysis of our ability to realize deferred tax assets requires us to apply significant judgment and is inherently subjective because it requires the future occurrence of circumstances that cannot be predicted with certainty. While we recorded a valuation allowance against our net deferred tax asset for financial reporting purposes at December 31, 2010, the net operating losses are able to be carried forward for income tax purposes up to twenty years. Thus, to the extent we return to profitability and generate sufficient taxable income in the future, we will be able to utilize some of the net operating losses for income tax purposes and reverse a portion of the valuation allowance for financial reporting purposes. The determination of how much of the net operating losses we will be able to utilize and, therefore, how much of the valuation allowance that may be reversed and the timing is based on our future results of operations and the amount and timing of actual loan charge-offs and asset writedowns.

Risks Related to our Common Stock

Our ability to pay dividends on our common stock is restricted.

We have not paid a dividend on our common stock since the first quarter of 2009. The holders of our common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available for such dividends. We are a legal entity separate and distinct from the bank and have historically relied on dividends from the bank as a viable source of funds to service our operating expenses, which typically include dividends to holders of our common stock; however, given the bank’s recent losses and the restrictions imposed by the Consent Order with the Supervisory Authorities, this source of liquidity is not currently available nor is it expected to be available for the foreseeable future. We and the bank are subject to regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. Federal regulatory authorities are authorized to determine under certain circumstances that the payment of dividends by a bank holding company or a bank would be an unsafe or unsound practice and to prohibit payment of those dividends. Federal regulatory authorities have indicated that banking organizations should generally pay dividends only out of current income. In addition, as a South Carolina chartered bank, the bank is subject to limitations on the amount of dividends that it is permitted to pay.

We may issue additional shares of common or preferred stock, which may dilute the interests of our shareholders and may adversely affect the market price of our common stock.

We are currently authorized to issue up to 75,000,000 shares of common stock, of which 50,513,722 shares were outstanding as of February 22, 2011, and up to 2,500,000 shares of preferred stock, of which no shares are outstanding. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the remaining authorized but unissued shares and to establish the terms of any series of preferred stock. We may seek additional equity capital in the future as we expand our operations. Any issuance of additional shares of common stock or preferred stock will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock.

Because there is only a limited public trading market for our common stock, investors that purchase our common stock may not be able to resell their shares at or above the purchase price paid by them.

Our common stock is not listed on any national securities exchange or quoted on the OTC Bulletin Board. Our common stock is, however, quoted on the Pink Sheets under the symbol “PLMT.PK”. Although our common stock is quoted on the Pink Sheets, there is only a limited public trading market of our common stock and the market price of our common stock may be difficult to ascertain. As a result, investors in our common stock may not be able to resell their shares at or above the purchase price paid by them or may not be able to resell them at all. While it is our intent to seek to list our common stock on Nasdaq by July 5, 2011, there can be no assurances that Nasdaq will approve our application.

Our common stock is controlled by one or more shareholders whose interests may conflict with those of our other shareholders.

CapGen Capital Group V, LP (“CapGen”) owns approximately 45.3% of our outstanding shares of common stock as of February 22, 2011. As a result, CapGen will be able to exercise significant influence on our business as shareholders, including influence over election of our Board of Directors and the authorization of other corporate actions requiring shareholder approval. In deciding on how to vote on certain proposals, our shareholders should be aware that CapGen may have interests that are different from, or in addition to, the interests of our other shareholders.

A holder with as little as a 5% interest in our company could, under certain circumstances, be subject to regulation as a “bank holding company” and possibly other restrictions.

Any entity (including a “group” composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, or the

BHCA. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of our outstanding common stock and (2) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978 to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, subject to an FDIC policy statement published in August 2009, under certain circumstances, holders of 5% or more of our securities could be required to be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for us to participate in an FDIC-assisted transaction of a failed bank.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus, including information incorporated herein by reference, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934 (the “Exchange Act”). The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. We caution readers that forward-looking statements are estimates reflecting our judgment based on current information, and are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the matters described in the “Risk Factors” of this prospectus and the following:

•

Greater than expected losses could occur due to higher credit losses generally and specifically because losses in the sectors of our loan portfolio secured by real estate are greater than expected due to economic factors, including declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors,

•	Greater than expected losses could occur due to higher credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral,

•	The rate of delinquencies and amounts of loans charged-off,

•	The adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods,

•	Our ability to complete the sale of our commercial loans held for sale, specifically at values equal or above the currently recorded loan balances which would not result in additional writedowns,

•	Our ability to maintain appropriate levels of capital, including the potential that the regulatory agencies may require higher levels of capital above the standard regulatory-mandated minimums,

•	Our ability to comply with our Consent Order and potential regulatory actions if we fail to comply,

•	Our ability to attract and retain key personnel,

•	Our ability to retain our existing customers, including our deposit relationships,

•	The rates of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio,

•	The amount of our loan portfolio collateralized by real estate, and weakness in the real estate market,

•	Increased funding costs due to market illiquidity, increased competition for funding, and / or increased regulatory requirements with regard to funding,

•	Changes in availability of wholesale funding sources, including increases in collateral margin requirements,

•	Significant increases in competitive pressure in the banking and financial services industries,

•	Changes in the interest rate environment which could reduce anticipated or actual margins,

•	Changes in political conditions and the legislative or regulatory environment, including the effect of the recent financial reform legislation on the banking and financial services industries,

•

General economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected, resulting in, among other things, a further deterioration in credit quality,

•	Changes occurring in business conditions and inflation,

•	Changes in technology,

•	Changes in deposit flows,

•	Changes in monetary and tax policies, including confirmation of the income tax refund claims received by the Internal Revenue Service,

•	Changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board and the Financial Accounting Standards Board,

•

Potential limitations on our ability to utilize net operating loss carryforwards and net unrealized built in losses for income tax purposes due to the change in control resulting from the private placement transaction consummated on October 7, 2010,

•	Risks associated with income taxes, including the potential for adverse adjustments and the inability to reverse valuation allowances on deferred tax assets,

•	Changes in accounting principles, policies, or guidelines,

•	Our ability to maintain effective internal control over financial reporting,

•

Our reliance on available secondary funding sources such as FHLB advances, Federal Reserve Discount Window borrowings, sales of securities and loans, and lines of credit from correspondent banks to meet our liquidity needs,

•	Adverse changes in asset quality and resulting credit risk-related losses and expenses,

•	The value of our stock price, including our ability to become listed on a national stock exchange and the resulting impact on our stock price as a result of such listing,

•	Loss of consumer confidence and economic disruptions resulting from terrorist activities or other military actions,

•	Changes in the securities markets, and / or

•	Other risks and uncertainties detailed in Part I, Item 1A of this Annual Report on Form 10-K, and from time to time in our other filings with the SEC.

Some of the factors that could cause actual results to differ from those expressed or implied in forward-looking statements are described under “Risk Factors” contained in this prospectus and may be described in any prospectus supplement and in the “Risk Factors” and other sections of the documents that we incorporate by reference into this prospectus, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and in our other reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on our forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to update any forward-looking statement.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the selling shareholders. See “Selling Shareholders” on page 19. We will not receive any proceeds from these sales of shares of our common stock.

The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax, or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders of up to an aggregate of 42,325,833 shares of common stock. The following table sets forth to our knowledge, certain information about the selling shareholders as of February 22, 2011, based on information furnished to us by the selling shareholders. Each selling shareholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table. All of the shares of common stock being offered under this prospectus were acquired by the selling shareholders in private placement transactions that were completed on October 7, 2010 and January 28, 2011, as described above under the heading, “Prospectus Summary –Private Placements of Our Common Stock” beginning on page 1.

The shares of common stock sold to the selling shareholders in the private placements were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection therewith, the investors made to us certain representations, warranties, covenants, and conditions customary for private placement investments.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 50,513,722 shares of common stock outstanding as of February 22, 2011. Shares shown as beneficially owned after the offering assume that all shares being offered under this prospectus are sold. Since the date each of the selling shareholders provided information regarding its ownership of the shares, it may have sold, transferred, or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling shareholders may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling shareholders named below.

The following table provides information regarding the beneficial ownership of our common stock held by the selling shareholders as of February 22, 2011 and the shares included in the offering.

	Shares of Common Stock
Name	Beneficially Owned Prior to the Sale of All Shares Covered by this Prospectus (1)	Covered by this Prospectus	Beneficially Owned After the Sale of All Shares Covered by this Prospectus	As a Percent of Total Outstanding After the Sale of Shares Covered by this Prospectus (2)
Banc Fund VII L.P. (3)	486,151	486,151	—	0%
Banc Fund VIII L.P. (4)	729,228	729,228	—	0%
MGS Partners, LLC (5)	730,769	730,769	—	0%
Basswood Opportunity Partners, LP (5)	1,065,140	1,065,140	—	0%
Basswood Opportunity Fund, Inc. (5)	406,968	406,968	—	0%
CapGen Capital Group V, LP (6)	22,883,028	22,875,336	7,692	0%
Keefe Ventures Fund, LP	998,196	998,196	—	0%
Weichert Enterprise, LLC	1,000,000	1,000,000	—	0%
Patriot Financial Partners, LP (7)	8,252,641	8,249,362	3,279	0%
Patriot Financial Partners Parallel, LP (7)	1,425,634	1,425,067	567	0%
Sagus Financial Fund, LP	384,616	384,616	—	0%
Sandler O’Neill Asset Management, LLC – Malta Partners, L.P. (8)	59,740	59,740	—	0%
Sandler O’Neill Asset Management, LLC – Malta Hedge Fund, L.P. (8)	239,202	239,202	—	0%
Sandler O’Neill Asset Management, LLC – Malta Hedge Fund II, L.P. (8)	1,368,875	1,368,875	—	0%
Sandler O’Neill Asset Management, LLC – Malta Offshore, Ltd. (8)	604,944	604,944	—	0%
Sandler O’Neill Asset Management, LLC – Malta MLC Fund, L.P. (8)	606,127	606,127	—	0%
Sandler O’Neill Asset Management, LLC – Malta MLC Offshore, Ltd. (8)	178,835	178,835	—	0%
Sandler O’Neill Asset Management, LLC – SOAM Capital Partners, L.P. (8)	917,277	917,277	—	0%

Total	42,337,371	42,325,833	11,538	0%

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares which the selling shareholder has the right to acquire within 60 days. The percentage of shares owned by each selling shareholder is based on a total outstanding number of 50,513,722 shares of common stock as of February 22, 2011.
(2)	Assumes that all shares of common stock covered by this prospectus will be sold in the offering.
(3)	Banc Fund VII L.P. is controlled by its general partner, MidBanc VII L.P. MidBanc VII L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore. Charles J. Moore may be deemed to have voting or dispositive power over the shares held by this selling shareholder.
(4)

Banc Fund VIII L.P. is controlled by its general partner, MidBanc VIII L.P. MidBanc VIII L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore. Charles J. Moore may be deemed to have voting or dispositive power over the shares held by this selling shareholder.
(5)	Basswood Capital Management, L.L.C. (“BCM”) is the investment manager for Basswood Opportunity Partners, LP and Basswood Opportunity Fund, Inc. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of BCM. BCM, Matthew Lindenbaum and Bennett Lindenbaum may be deemed to have voting and investment power over the shares held by Basswood Opportunity Partners, LP and Basswood Opportunity Fund, Inc. Each of BCM, Matthew Lindenbaum and Bennett Lindenbaum disclaims beneficial ownership of the shares held by Basswood Opportunity Partners, LP and Basswood Opportunity Fund, Inc. except to the extent of its or his pecuniary interest therein.

Nathan J. Lindenbaum is the managing member of MGS Partners, LLC. Matthew Lindenbaum and Bennett Lindenbaum exercise investment discretion over the shares held by MGS Partners, LLC. Each of Nathan Lindenbaum, Matthew Lindenbaum and Bennett Lindenbaum disclaims beneficial ownership of the shares held by MGS Partners, LLC except to the extent of his pecuniary interest therein.

(6)	As the sole general partner of CapGen Capital Group V LP, CapGen Capital Group V LLC, or CapGen LLC, its managing member Eugene Ludwig, and the investment committee of CapGen LLC may be deemed to have voting or dispositive power over the shares held by the selling shareholder. Prior to the completion of the private placement on October 7, 2010, CapGen had not, and none of its affiliates, officers, directors, or holders of 5% or more of its share capital has, held any position or office with us or any of our subsidiaries within the past three years. However, in connection with the private placement, our Board of Directors appointed John P. Sullivan and Robert B. Goldstein, each a founding principal of CapGen Capital Advisors LLC, to serve on our Board of Directors.
(7)	Patriot Financial Partners, GP, L.P. (“Patriot GP”) is a general partner of each Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (collectively, “Patriot”) and Patriot Financial Partners, GP, LLC (“Patriot LLC”) is a general partner of Patriot GP. In addition, each of W. Kirk Wycoff, Ira M. Lubert and James J. Lynch are general partners of the Funds and Patriot GP and members of Patriot LLC. Accordingly, securities owned by Patriot may be regarded as being beneficially owned by Patriot GP, Patriot LLC and each of W. Kirk Wycoff, Ira M. Lubert and James J. Lynch. Prior to the completion of the private placement on October 7, 2010, Patriot had not, and none of its affiliates, officers, directors, or holders of 5% or more of its share capital has, held any position or office with us or any of our subsidiaries within the past three years. However, in connection with the private placement, our Board of Directors appointed James J. Lynch, a founding partner of Patriot, to serve on our Board of Directors.
(8)	Each of these funds is managed by Sandler O’Neill Asset Management, LLC or one of its affiliates (collectively “SOAM”). Terry Maltese is the managing member of SOAM. SOAM and Mr. Maltese may be deemed to have voting and dispositive power over the shares held by these funds. SOAM and Mr. Maltese disclaim beneficial ownership over the shares held by these funds except to the extent of its or his pecuniary interest therein.

The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading “Offered Hereby” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

Registration Rights

In connection with the private placement transaction consummated on October 7, 2010, we entered into a registration rights agreement with each of the selling shareholders. The registration rights agreement contains cross-indemnification provisions between us and the selling shareholders. However, no selling shareholder is required to provide indemnification pursuant to the registration rights agreement in an amount in excess of the proceeds of the sales of the registrable shares by such selling shareholder.

Pursuant to the registration rights agreement, we agreed to use our reasonable best efforts to (1) prepare and file a registration statement with the SEC registering the shares of common stock sold in this offering no later than 30 days after the date of closing of the private placement consummated on October 7, 2010 and (2) obtain a declaration of effectiveness of such registration statement as soon as practicable after filing, but in no event later than the earlier of (a) the 60th calendar day following the date the registration statement is filed with the SEC and (b) the 5th business day after the date we are notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review. We agreed to use our reasonable best efforts to keep the registration statement effective for resales until the earlier of (1) the date that all of the shares of our common stock included in the registration statement have been resold thereunder or under Rule 144 promulgated under the Securities Act, or (2) the date that all of the shares of our common stock covered by such registration statement may be sold without volume or manner of sale restrictions under Rule 144 (after taking into account any holder’s status as an affiliate of the company) for purposes of Rule 144 and without the requirement for compliance by the company with the current public information requirements under Rule 144(c)(1) or, if applicable, Rule 144(i)(2), as determined by counsel to the company.

This description of the registration rights agreement is intended to be a summary of the terms of the agreement that are material to a purchaser of our common stock. It does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the registration rights agreement, as amended, which is attached as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference herein.

PLAN OF DISTRIBUTION

The selling shareholders and their pledgees, donees, assignees and successors-in-interest may, from time to time, sell in one or more transactions, any or all of their shares of our common stock referred to in this prospectus at a price between $2.00 and $6.00 per share until our shares are listed on a national securities exchange or quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices. The selling shareholders may use any one or more of the following methods when disposing of shares:

•	transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	transactions otherwise than on these securities exchanges or services;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	transactions to cover short sales made after the date that the registration statement, of which this prospectus is a part, is declared effective by the SEC;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. These commissions and discounts may be in excess of those customary in the types of transactions involved to the extent permitted by applicable law.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus As discussed below, any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may be permitted to offer and sell shares of common stock from time to time under a supplement or amendment to this prospectus that lists the pledgee, transferee or other successors in interest as selling shareholders.

Each selling shareholder has represented to us that such selling shareholder is neither a broker-dealer nor an affiliate of a broker-dealer. If sales of shares offered under this prospectus are made to broker-dealers as principals, such broker-dealers would be “underwriters” within the meaning of the Securities Act and we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

To the extent the selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part. If a selling shareholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

We have advised each selling shareholder that it may not use shares registered on this registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling shareholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be responsible for complying with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder including, without limitation, Regulation M, as applicable. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling shareholders will sell all or any portion of the shares offered under this prospectus.

We are required to pay our fees and expenses incident to the registration of the shares, estimated to be approximately $31,820 in total, but we will not receive any proceeds from the sale of the common stock. However, a selling shareholder will pay all discounts, concessions, commissions, and similar selling expenses, if any, that can be attributed to the sale of securities.

We and the selling shareholders have agreed to indemnify one another against certain losses, claims, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act. We may be indemnified by the selling shareholders against civil liabilities that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary only and is subject to applicable provisions of the South Carolina Business Corporation Act of 1988 (the “Business Corporation Act”) and to our Amended and Restated Articles of Incorporation (our “Articles of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”). You should refer to, and read this summary together with, our Articles of Incorporation and Bylaws to review all of the terms of our capital stock. Our Articles of Incorporation and Bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2010.

In connection with the private placement of the shares of common stock sold to the selling shareholders on October 7, 2010, we made contractual commitments with certain of the selling shareholders with respect to the shares of common stock purchased and owned by them, as well as, in certain cases, additional rights they have regarding our corporate governance matters. These rights and contractual commitments are described below where applicable.

Common Stock

We are authorized to issue 75,000,000 shares of common stock, of which 50,513,722 shares were issued and outstanding as of February 22, 2011. As of such date, we had 120,010 shares of common stock underlying outstanding options with a weighted average exercise price of $22.92 per share. In addition, as of February 22, 2011, we had the ability to issue 154,646 shares of common stock pursuant to restricted stock that may be granted in the future under our existing equity compensation plan. Pursuant to the provisions of the Business Corporation Act, any outstanding shares of our capital stock reacquired by us would be considered authorized but unissued shares. Further, in February 2011, the Board of Directors approved a new stock incentive plan to further support the alignment of management and shareholder interests. The plan allows for the Board of Directors to grant stock options and restricted stock awards to key management personnel with the vesting provisions including a combination of time vesting and performance metrics related to exiting the Consent Order and return to profitability. The Board has recommended that 2,000,000 shares be designated for issuance under the plan. The plan requires shareholder approval and it is our intent to include a proposal for approval of the plan in the proxy statement for the next annual shareholders meeting currently scheduled for May 19, 2011.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for general corporate purposes, including, but not limited to, possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings or our equity compensation plans. Normally, no shareholder approval would be required for the issuance of these shares, except as required to approve a transaction in which shares of our common stock are to be issued in excess of the number currently authorized.

Voting and Other Rights

The holders of our common stock are entitled to one vote per share on each matter voted on at a shareholders’ meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if a majority in interest of the shares represented at the meeting vote in favor of the matter. Directors are elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Pursuant to our Articles of Incorporation, shareholders do not have cumulative voting rights.

In general, except as otherwise provided in our articles of incorporation, (i) amendments to our Articles of Incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of our company must be approved by two-thirds of the votes entitled to be cast thereon.

Our Articles of Incorporation provide that a merger, exchange or consolidation of our company with, or the sale, exchange or lease of all or substantially all of our assets to, any person or entity (referred to herein as a

“Fundamental Change”), must be approved by the holders of at least 80% of our outstanding voting stock unless such Fundamental Change is approved in accordance with the Business Corporation Act and either (a) at the time of such approval no shareholder owns or controls 20% or more of our voting stock (a “Controlling Party”) or (b) at least two-thirds of the members of our Board of Directors approves such Fundamental Change. The approval by the holders of at least 80% of our outstanding voting stock is required to amend or repeal these provisions contained in our Articles of Incorporation.

Our Articles of Incorporation provide that our Board of Directors may alter, amend, or repeal any of our bylaws or adopt new Bylaws, subject to our shareholders’ concurrent right to alter, amend, or repeal any of our Bylaws or adopt new Bylaws. Consistent with the Business Corporation Act, our Articles of Incorporation provide that our shareholders in adopting, amending, or repealing a Bylaw may provide expressly that the Board of Directors may not adopt, amend, or repeal that bylaw or any Bylaw on that subject.

Our shareholders shall have dissenters’ rights to an appraisal with respect to their shares of common stock as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters’ rights generally are also available with respect to certain sales of all or substantially all of our property and certain amendments to our articles of incorporation that materially and adversely affect certain enumerated rights of a dissenter’s shares.

Preferred Stock

We are authorized to issue 2,500,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors has the authority to specify the preferences, limitations and relative rights (within the limits set forth in Section 33-6-101 of the Business Corporation Act, or any successor provision or redesignation thereof, as applicable) of the preferred stock or one or more series within the class of preferred stock. No shares of preferred stock are issued and outstanding as of the date of this prospectus.

Directors and Classes of Directors

Under our Articles of Incorporation and Bylaws and pursuant to the Business Corporation Act, the number of directors shall be the number designated by the directors at the initial or organizational meeting, and thereafter the number of directors may be increased or decreased by action of the Board of Directors at any time and the shareholders at any annual meeting of shareholders. Accordingly, either our directors or our shareholders have the authority to increase or decrease the number of directors, which is currently capped at no more than 11. The provisions of the Articles of Incorporation providing for the classified Board of Directors can be amended or repealed only upon the affirmative vote of the holders of at least two-thirds of our outstanding voting stock.

Our Board of Directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act under the Business Corporation Act to remove directors from office, two annual meetings generally would be required to elect a majority of the Board of Directors and three, rather than one, would be required to replace the entire board.

Pursuant to the terms of the private placement that was consummated with the selling shareholders on October 7, 2010, on October 12, 2010, the Board of Directors appointed two designees from CapGen and one designee from Patriot to the Board of Directors. The CapGen designees are John P. Sullivan and Robert B. Goldstein and the Patriot designee is James J. Lynch. These directors have also been appointed as directors of the bank. This right will terminate if, at any time, CapGen or Patriot, as applicable, owns 9.9% or less of the outstanding shares of the company’s common stock. If, at any time, Patriot loses its right to designate a member of the Boards of Directors of each of the company and the bank, then the number of designees that CapGen may designate will be reduced to one.

The Articles of Incorporation provide that a director may be removed only for cause by the affirmative vote of at least a majority of the outstanding voting stock.

Anti-Takeover Aspects of Certain Provisions

The provisions of our Articles of Incorporation regarding the staggered Board of Directors and Fundamental Change vote requirements as well as the other high vote requirements may have certain anti-takeover effects with respect to our company, and may be deemed to present an impediment to a change in control of our company even if such a change were favored by a majority of our shareholders. Such provisions could make us a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, the assumption of control through the acquisition of a large block of common stock or the removal of incumbent management. Such provisions may inhibit or impede fluctuations in the market price of our common stock, which might otherwise result from actual or potential takeover attempts.

Liquidation Rights

In the event of liquidation, the holders of our common stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.

Preemptive and Other Rights

Except as provided below, our shares, whether common or preferred, do not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Pursuant to the terms of the private placement that was consummated with the selling shareholders on October 7, 2010, if we conduct a public or private offering of common stock solely for cash any time during a period of 24 months following the closing of the private placement, then, subject to certain exceptions, each selling shareholder will have the right to acquire from the company, for the same price and on the same terms as such common stock is offered, in the aggregate up to the amount of common stock required to enable each selling shareholder to maintain its current ownership percentage in the company.

Distributions

We may issue share dividends in our common stock to the holders of shares of our common stock. In addition, the holders of shares of our common stock will be entitled to receive such other distributions as our Board of Directors may declare, subject to any restrictions contained in our Articles of Incorporation (of which there currently are none), unless after giving effect to such distribution, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of holders of our common stock.

We and the bank are subject to regulatory policies and requirements relating to the payment of dividends. Although our capital ratios were above the well-capitalized regulatory threshold at December 31, 2010, due to the restrictions imposed by the Consent Order, payment of a dividend on our common stock would have required prior notification and non-objection from our Supervisory Authorities.

Business Combination Statute

The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our Articles of Incorporation do not contain such a provision. An amendment of our Articles of Incorporation to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Control Share Acquisitions

South Carolina law also contains provisions that, under certain circumstances, would preclude an acquirer of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares, unless the corporation has elected not to be governed by the law. Pursuant to our Bylaws, we elected not to be subject to or governed by such law.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered by this prospectus will be passed upon by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus, by reference from our Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Elliott Davis, LLC, an independent registered public accounting firm, as stated in their reports. Such reports are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement for the securities on Form S-3 under the Securities Act. This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You may also access the registration statement electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC’s website located at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering of the securities covered by this prospectus, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules (unless otherwise indicated therein):

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011; and

•	Our Current Reports on Form 8-K, filed with the SEC on February 4, 2011, February 3, 2011, and January 7, 2011.

We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. Written requests for copies should be directed to Attn: Lauren S. Greer, Palmetto Bancshares, Inc., 306 East North Street, Greenville, South Carolina, 29601. Telephone requests for copies should be directed to Mrs. Greer at (864) 250-6050.

We maintain an Internet website at www.palmettobank.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fees	$820.08
Accounting Fees and Expenses	5,000.00	*
Legal Fees and Expenses	25,000.00	*
Miscellaneous	1,000.00	*

Total	$31,820.08

*	Estimates

We will bear our fees and expenses incurred in connection with the registration of shares of our common stock in connection with this offering. The selling shareholders will bear all selling and other expenses that they incur in connection with their sale of shares of common stock pursuant to the prospectus which is part of this registration statement.

Item 15. Indemnification of Directors and Officers.

Under our Bylaws, each of our directors has the right to be indemnified by us to the maximum extent permitted by law against (i) reasonable expenses incurred in connection with any threatened, pending or completed civil, criminal, administrative, investigative or arbitrative action, suit or proceeding seeking to hold the director liable by reason of his or her actions in such capacity and (ii) reasonable payments made by the director in satisfaction of any judgment, money decree, fine, penalty or settlement for which he or she became liable in such action, suit or proceeding. This right to indemnification includes the right to the advancement of reasonable expenses by us, to the maximum extent permitted by law. Under our Bylaws, each of our officers who are not directors is entitled to the same indemnification rights, including the right to the advancement of reasonable expenses, which are provided to our directors.

Pursuant to the Business Corporation Act, a South Carolina corporation has the power to indemnify its directors and officers provided that they act in good faith and reasonably believe that their conduct was lawful and in the corporate interest (or not opposed thereto), as set forth in the Business Corporation Act. Under the Business Corporation Act, unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer, against reasonable expenses incurred by the director or officer in connection with the proceeding. Our Articles of Incorporation do not contain any such limitations. The Business Corporation Act permits a corporation to pay for or reimburse reasonable expenses in advance of final disposition of an action, suit or proceeding only upon (i) the director’s certification that he or she acted in good faith and in the corporate interest (or not opposed thereto), (ii) the director furnishing a written undertaking to repay the advance if it is ultimately determined that he or she did not meet this standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Business Corporation Act.

Under our Articles of Incorporation, no director will be liable to us or our shareholders for monetary damages for breach of his or her fiduciary duty as a director, to the maximum extent permitted by law.

The Business Corporation Act also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation’s power to indemnify. We maintain directors and officers’ liability insurance for the benefit of our directors and officers.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description of Exhibit

4.1.1	Amended and Restated Articles of Incorporation filed on December 21, 2009 in the office of the Secretary of State of South Carolina: Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009.

4.1.2	Articles of Amendment filed on August 11, 2010 in the office of the Secretary of State of South Carolina: Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 7, 2010.

4.2.1	Amended and Restated Bylaws dated December 15, 2009: Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009.

4.3	Specimen Certificate for Common Stock: Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8, Commission File No. 33-51212, filed with the Securities and Exchange Commission on August 20, 1992.

5.1	Legal Opinion of Nelson Mullins Riley & Scarborough LLP.

23.1	Consent of Elliott Davis, LLC.

23.2	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on the signature pages).

Item 17. Undertakings.

The registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(i), (a)(ii) and (a)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Greenville, State of South Carolina on February 28, 2011.

PALMETTO BANCSHARES, INC.
(Registrant)

By:	/s/ Roy D. Jones
Roy D. Jones
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned being a director of Palmetto Bancshares, Inc. (the “Company”) constitutes and appoints Samuel L. Erwin, Lee S. Dixon, and Roy D. Jones, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons in the capacities indicated as of February 28, 2011.

Signature	Title

/s/ Lee S. Dixon	Director
Lee S. Dixon	Chief Operating Officer
Chief Risk Officer

/s/ Samuel L. Erwin	Director
Samuel L. Erwin	Chief Executive Officer

/s/ Michael D. Glenn	Director
Michael D. Glenn

/s/ Robert B. Goldstein	Director
Robert B. Goldstein

/s/ John D. Hopkins, Jr.	Director
John D. Hopkins, Jr.

/s/ Roy D. Jones	Chief Financial Officer
Roy D. Jones

/s/ James J. Lynch	Director
James J. Lynch

/s/ L. Leon Patterson	Chairman of the Board of Directors
L. Leon Patterson

/s/ Jane S. Sosebee	Director
Jane S. Sosebee

/s/ L. Stewart Spinks	Director
L. Stewart Spinks

/s/ John P. Sullivan	Director
John P. Sullivan

/s/ J. David Wasson, Jr.	Director
J. David Wasson, Jr.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1.1	Amended and Restated Articles of Incorporation filed on December 21, 2009 in the office of the Secretary of State of South Carolina: Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009.

4.1.2	Articles of Amendment filed on August 11, 2010 in the office of the Secretary of State of South Carolina: Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 7, 2010.

4.2.1	Amended and Restated Bylaws dated December 15, 2009: Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009.

4.3	Specimen Certificate for Common Stock: Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8, Commission File No. 33-51212, filed with the Securities and Exchange Commission on August 20, 1992.

5.1	Legal Opinion of Nelson Mullins Riley & Scarborough LLP.

23.1	Consent of Elliott Davis, LLC.

23.2	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on the signature pages).